Exhibit 99.1

Press Release

GasLog Partners LP Announces 2015 Annual General Meeting

MONACO – February 27, 2015 – GasLog Partners LP (“GasLog Partners”) (NYSE: GLOP), a master limited partnership focused on owning and operating liquefied natural gas (“LNG”) carriers, announced today that its Board of Directors has called an annual general meeting to be held in New York on Tuesday, May 12, 2015.

Unitholders of record at the close of business on Friday, March 20, 2015 will be entitled to receive notice of, and to vote at, the annual general meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and GasLog Partners’ proxy statement will be sent to unitholders of GasLog Partners in due course.

About GasLog Ltd.

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog Partners’ website is http://www.gaslogmlp.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity, distributable cash flow, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to distributions of available cash and our ability to make such distributions; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of our time charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; our continued compliance with requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. For a discussion of some of the risks and important factors that could affect future results, see the discussion in GasLog Partners’ Annual Report filed February 17, 2015 (File No. 333-198133) under the caption “Risk Factors”. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe (CFO)

Phone: +377 9797 5115

Jamie Buckland (Investor Relations)

Phone: +44 203 388 3116